FORM 51-102F3 - MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

November 3, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on November 3, 2008.

Item 4.

Summary of Material Change

Tournigan Appoints VP Engineering/Environmental and VP Exploration

Item 5.

Full Description of Material Change

The Corporation announced the appointment of Mr. Alva L. Kuestermeyer as its Vice President, Engineering / Environmental and the promotion Mr. Rich Eliason to Vice President, Exploration.

Mr. Kuestermeyer has over 35 years of operational and consulting experience in the minerals industry specifically in project management, mineral processing, extractive metallurgy, market analysis and project economics. He joins Tournigan after spending four years at SRK Consulting (U.S.), Inc. in Denver, CO, as its Principal Metallurgical Engineer / Mineral Economist. His work has included numerous consulting assignments for uranium, base and precious metals, ferroalloys, non-ferrous and industrial mineral projects world-wide. Projects have included engineering studies, due diligence, mergers, acquisitions, valuations, project economics, cost modeling, and market analysis. Previously, he worked at ASARCO, Dames & Moore, Behre Dolbear, PAH and SRK. He has a B.S. in Metallurgical Engineering and an M.S. in Mineral Economics.

As Vice President, Engineering / Environmental, Mr. Kuestermeyer will be responsible for overseeing engineering and environmental aspects of Tournigan’s projects, including the advancement of the Kuriskova and Novoveska Huta uranium projects towards feasibility and production. He will also play a major role in Tournigan’s ongoing social, community relations and communications programs alongside the company’s Country Director in Slovakia, Dr. Boris Bartalsky.

Mr. Eliason was formerly Chief Geologist of the company (see news release dated September 10, 2008). As Vice President, Exploration he will now be a member of Tournigan’s senior management while overseeing all of the company’s exploration activities.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

Dorian L. (Dusty) Nicol, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 5th day of November, 2008.